SCHEDULE L

FORM OF POA LC

[Letterhead of The Toronto-Dominion Bank or

Form for Documentary Credits/Standby Letters of Credit]

Irrevocable Letter of Credit No.:

Date of Issue:

Expiry Date:

Place of Expiry:

Amount:

Beneficiary:            Name:___________                                                                  Applicant:  Name:___________

Address:_________                                                                                     Address:__________

Attn:____________                                                                                        Attn:_____________

Fax No.:_________

The banks and other financial institutions named under the heading on the signature pages “ISSUING LENDERS:” (collectively, the “Issuing Lenders” and, individually, an “Issuing Lender”) hereby establish this irrevocable Letter of Credit in your favour as beneficiary for drawings up to [Canadian OR United States] Dollars ____ in aggregate amount.  This Letter of Credit is issued, presentable and payable at our office at [[•], Calgary, Alberta] and expires at our close of business 5:00 PM (local Calgary time) on _____ (the “Expiry Date”).  The aggregate amount available under this Letter of Credit shall be reduced immediately following the honouring of any draft drawn hereunder in an amount equal to the amount of such draft.  Except when the amount of this Letter of Credit is increased, this Letter of Credit cannot be modified or revoked without your consent.  The Toronto-Dominion Bank, in addition to acting in its individual capacity as an Issuing Lender hereunder, is acting as an agent for the other Issuing Lenders hereunder (in such capacity, together with its successors in such capacity, the “Agent”).

Funds shall be available under this Letter of Credit upon presentation to the Agent of the original of this Letter of Credit and the following: [•] [describe requirements for a drawing].

Each Issuing Lender hereby undertakes, severally according to the percentage set forth next to its signature below (such Issuing Lender’s “Applicable Percentage”) and not jointly or jointly and severally with any other Issuing Lender, that drafts drawn under and in strict compliance with the terms of this Letter of Credit will be duly honoured by paying to the Agent such Issuing Lender’s share (according to its Applicable Percentage) of the amount of such draft.  The Agent hereby undertakes that any amount so received by it will be made available to you by promptly remitting the payment so received, in like funds, in accordance with your instructions.

The obligation of each Issuing Lender under this Letter of Credit is several and not joint or joint and several and shall at all times be an amount equal to such Issuing Lender’s Applicable Percentage of the aggregate undrawn amount of this Letter of Credit (and of each drawing under this Letter of Credit).

This Letter of Credit has been executed and delivered by the Agent in the name and on behalf of, and as attorney-in-fact for, each Issuing Lender.  The Agent is authorized to act under this Letter of Credit as the agent of each Issuing Lender in order to:

(a)	receive drafts, other demands for payment and other documents presented by you under this Letter of Credit;

(b)	determine whether such drafts, demands and documents are in compliance with the terms and conditions of this Letter of Credit; and

(c)	notify such Issuing Lender that a valid drawing has been made and the date that the related disbursement is to be made.

The Agent undertakes that it will promptly notify each Issuing Lender of any valid drawing under this Letter of Credit.

By your acceptance hereof, you agree that the Agent shall have no obligation or liability to honour any drawing under this Letter of Credit (subject to the liability of The Toronto-Dominion Bank in its capacity as an Issuing Lender and the obligation of the Agent to remit funds paid to the Agent from an Issuing Lender, as set forth above) and that neither any Issuing Lender nor the Agent shall be responsible for the failure of any other Issuing Lender to make a payment to be made by such other Issuing Lender hereunder.

This Letter of Credit sets forth in full the terms of our and each Issuing Lender’s undertaking, and such undertaking is not subject to any agreement, requirement or qualification and shall not in any way be amended, modified, amplified or limited by reference to any document, instrument or agreement referred to herein or in which this Letter of Credit is referred to or to which this Letter of Credit relates (other than the annexes attached hereto, if any), and any such reference shall not be deemed to incorporate herein by reference any document, instrument or agreement.  The obligation of each Issuing Lender under this Letter of Credit is the individual obligation of such Issuing Lender and is in no way contingent upon reimbursement to any drawing hereunder or upon any Issuing Lender’s ability to perfect a lien or security interest.

Each Issuing Lender’s obligation to pay is irrevocable and, subject to compliance with the requirements hereof, unconditional and, in furtherance and support thereof and without limiting the irrevocable and unconditional nature of each Issuing Lender’s obligations to the beneficiary hereunder, any demand by the beneficiary shall be honoured without any inquiry as to the beneficiary’s rights to make such demand, without regard to or recognition of any contractual rights, claims or defences (legal or equitable) of the applicant against the beneficiary and without regard to any other defence to the beneficiary’s demand for payment, arising as a result of any dispute between the beneficiary and the applicant or between the applicant and the Issuing Lenders.

This Letter of Credit shall be governed by and construed in accordance with the law of the Province of [Alberta] (without reference to choice of law doctrine) and is subject to the Uniform Customs and Practice for Letter of Credits (1993 Revision), International Chamber of Commerce Publication No. 500 (the “UCP”).  In the event of any conflict between the law of the Province of [Alberta] and the UCP, the UCP shall control.  [Notwithstanding Article 17 of the UCP, if this Letter of Credit expires during an interruption of business as described in said Article 17, each Issuing Lender agrees to effect payment if this Letter of Credit is drawn against within 30 days after the resumption of business.]  [insert the immediately preceding sentence, if and as applicable]

This [Letter of Credit may not be assigned or transferred; provided that this] Letter of Credit shall inure to the benefit of any successor by operation of law of the named beneficiary hereof, including, without limitation, any liquidator, receiver or trustee for such named beneficiary.

All communications regarding this Letter of Credit should be addressed to The Toronto-Dominion Bank, [•], Calgary, Alberta, Attention: ________________, referencing Irrevocable Letter of Credit No. _____.

An Issuing Lender may, subject to the replacement thereof with a new Lender having the minimum credit rating set forth below or with your consent (as applicable), cease to be a party to, and a new Lender may become a party to, this Letter of Credit, and the Applicable Percentage of an Issuing Lender may change as a result thereof; provided that no such event will reduce the then available amount under this Letter of Credit.  Upon the occurrence of any such event, the Agent will provide prompt notice to you of such event, including any change in the identities of the Issuing Lenders severally but not jointly or jointly and severally liable in respect of the aggregate undrawn amount of this Letter of Credit (based upon their respective Applicable Percentages thereof) and any change in such Applicable Percentages.  If a new Lender becomes a party to this Letter of Credit and the credit rating of such new Lender (or its parent) is lower than A+ as rated by Standard & Poor’s Rating Group or the equivalent by any other nationally recognized rating agency, the consent of the beneficiary to such change shall be required.

Very truly yours,

THE TORONTO-DOMINION BANK, as Agent

By:
Name: Title:

Applicable Percentage	ISSUING LENDERS:
__________%	[NAME OF LENDER], by The Toronto-Dominion Bank, as Attorney-in-Fact

By:
Name: Title:

__________%	[NAME OF LENDER], by The Toronto-Dominion Bank, as Attorney-in-Fact

By:
Name: Title:

__________%	[NAME OF LENDER], by The Toronto-Dominion Bank, as Attorney-in-Fact

By:
Name: Title:

__________%	[NAME OF LENDER], by The Toronto-Dominion Bank, as Attorney-in-Fact

By:
Name: Title:

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